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                                                                      Exhibit 4
[CONTINENTAL CIRCUTIS CORP. LOGO]

                                                               February 20, 1998

Dear Stockholder:

     We are pleased to report that, on February 16, 1998, Continental Circuits Corp. (the "Company") entered into a merger agreement with Hadco Corporation ("Hadco") and one of its wholly owned subsidiaries that provides for the acquisition of the Company by Hadco at a price of $23.90 per share net to the seller in cash. Under the terms of the proposed transaction, today the Hadco subsidiary is commencing a cash tender offer to purchase all outstanding shares of the Company's common stock for $23.90 per share. Following successful completion of the tender offer in which at least 90% of the outstanding common stock on a fully diluted basis has been validly tendered, the Hadco subsidiary will be merged into the Company and all shares not purchased in the tender offer will be converted into the right to receive $23.90 per share in cash in the merger. However, as described in the accompanying materials, if at least a majority, but less than 90%, of the outstanding shares have been tendered and all other conditions to the tender offer are satisfied, then Hadco will be required to either (i) amend its offer and purchase all shares that are tendered or (ii) terminate the tender offer without purchasing any shares thereunder, and, in either case, the Company will prepare proxy materials, call a special stockholders' meeting and solicit stockholder approval of the merger.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE HADCO TENDER OFFER AND UNANIMOUSLY DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL COMPANY STOCKHOLDERS TENDER THEIR SHARES IN THE HADCO TENDER OFFER.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated February 16, 1998 of A.G. Edwards & Sons, Inc., ("A.G. Edwards"), financial advisor to the Company, to the effect that, as of that date and based upon and subject to certain matters stated in the opinion, the cash consideration of $23.90 per share to be received by the Company's stockholders in the tender offer and the merger is fair from a financial point of view to such stockholders.

     Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Hadco's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read carefully the enclosed materials, including A.G. Edwards' opinion which is attached to the
Schedule 14D-9.

     The management and directors of Continental Circuits Corp. thank you for the support you have given the Company.

                                          Sincerely,


                                          /S/ FREDERICK G. MCNAMEE, III
                                          -------------------------------
                                          FREDERICK G. MCNAMEE, III
                                          Chairman of the Board, President
                                          and Chief Executive Officer